Kabala & Geeseman
                      Attorneys at Law
                       The Waterfront
                      200 First Avenue
                  Pittsburgh, PA 15222-1575

                       (412) 391-1334

                                              File # 3541-12

                      March 25, 1998



Trustees of The Wexford Trust
12300 Perry Highway
Wexford, PA 15090

     Re: RULE 24F-2 NOTICE OF WEXFORD TRUST,

Gentlemen:

     We have examined the Declaration of Trust of the Wexford Trust, a Massachusetts Business Trust dated August
24, 1987, which declaration has been registered in the Commonwealth of Massachusetts.

     Based upon a review of said Declaration of Trust, the actions of the Trustees in establishing the Muhlenkamp Fund, a designation of a series of shares pursuant to section 5.11 of such Declaration of Trust, the said notice, and such statutory and case law as we deemed appropriate in the circumstances, we are of the opinion that:

1. The Wexford Trust is a Massachusetts Business Trust, duly organized, validity existing and in good standing under the laws of the Commonwealth of Massachusetts.

2. Shares of the Wexford Trust bearing the series designation "Muhlenkamp Fund" have been duly fixed, established and designated with the rights and privileges provided for in accordance with law. The shares of the said fund which the Notice makes definite as a registered number of shares are duly authorized, validly issued, fully paid and non-assessable shares of Muhlenkamp Fund Series of shares of the Wexford Trust.

Yours very truly,

/S/ Alan Z. Lefkowitz

Alan Z. Lefkowitz